UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                                  CONSECO, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    208464883
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       299 Park Avenue                               Lowenstein Sandler PC
       22nd Floor                                    65 Livingston Avenue
       New York, New York  10171                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  208464883
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC, OO

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      5,069,744*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      5.1%*

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  14)  Type of Reporting Person (See Instructions):     IA, IN

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*  Pursuant to the Sixth Amended Joint Plan of Reorganization  of Conseco, Inc.,
an Indiana corporation, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is entitled to receive 935,928 shares of the common stock, par value $0.01 per share (the "Shares"), of Conseco, Inc., a Delaware corporation (the "Company"), and warrants to purchase an aggregate of 21,634 Shares (subject to adjustments in certain circumstances), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is entitled to receive 2,539,728 Shares and warrants to purchase an aggregate of 54,798 Shares (subject to adjustments in certain circumstances), Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is entitled to receive 1,238,228 Shares and warrants to purchase an aggregate of 27,050 Shares (subject to adjustments in certain circumstances), and Cerberus
America  Series  One  Holdings,   LLC,  a  Delaware  limited  liability  company
("Cerberus America"), is entitled to receive 246,969 Shares and warrants to purchase an aggregate of 5,409 Shares (subject to adjustments in certain circumstances). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus, International, Cerberus Series Two and Cerberus America. Thus, as of September 10, 2003, for
the  purposes  of  Reg.  Section  240.13d-3,   Stephen  Feinberg  is  deemed  to
beneficially own 5,069,744 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Conseco, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 11825 North Pennsylvania Street, Carmel, Indiana 46032.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., which is the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) through one or more intermediate entities, the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), and Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"). Cerberus, International, Cerberus Series Two and Cerberus America are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On September 10, 2003, the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division confirmed the Sixth Amended Joint Plan of Reorganization of Conseco, Inc., an Indiana corporation ("Old Conseco"), dated September 9, 2003 (the "Plan of Reorganization"), which provided for the exchange of certain existing debt securities and trust preferred securities of Old Conseco and/or certain of its affiliates and certain other existing claims against Old Conseco and/or certain of its affiliates (collectively, the "Discharged Claims") for, among other things, (i) Shares,
(ii) warrants to purchase Shares and (iii) Class A Senior Cumulative Convertible Exchangeable Preferred Stock of the Company (the "Preferred Shares"). Pursuant to the Plan of Reorganization, Cerberus, International, Cerberus Series Two and Cerberus America, in exchange for certain Discharged Claims, have the right to receive, in addition to cash and Preferred Shares, which are not convertible or exchangeable at the option of the holder thereof for Shares within 60 days of the date of event which requires filing of this Schedule 13D and do not represent 5% or more of the Preferred Shares as a class, 935,928 Shares and warrants to purchase an aggregate of 21,634 Shares (subject to adjustments in certain circumstances), 2,539,728 Shares and warrants to purchase an aggregate of 54,798 Shares (subject to adjustments in certain circumstances), 1,238,228 Shares and warrants to purchase an aggregate of 27,050 Shares (subject to adjustments in certain circumstances), 246,969 Shares and warrants to purchase an aggregate of 5,409 Shares (subject to adjustments in certain circumstances), respectively. The warrants issued to Cerberus, International, Cerberus Series Two and Cerberus America do not represent 5% or more of that class.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of Shares and securities convertible into, exercisable for or exchangeable for Shares referred to in Item 5 is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 100,000,000 Shares issued and outstanding as of September 10, 2003 pursuant to the Plan of Reorganization. As of September 10, 2003, pursuant to the Plan of Reorganization, Cerberus was entitled to receive 935,928 Shares and warrants to purchase an aggregate of 21,634 Shares (subject to adjustments in certain circumstances), International was entitled to receive 2,539,728 Shares and warrants to purchase an aggregate of 54,798 Shares (subject to adjustments in certain circumstances), Cerberus Series Two was entitled to receive 1,238,228 Shares and warrants to purchase an aggregate of 27,050 Shares (subject to adjustments in certain circumstances), and Cerberus America was entitled to receive 246,969 Shares and warrants to purchase an aggregate of 5,409 Shares (subject to adjustments in certain circumstances). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus, International, Cerberus Series Two and Cerberus America. Thus, as of September 10, 2003, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 5,069,744 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date.

          During the sixty days prior to September 10, 2003, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the September 10, 2003 confirmation of the Plan of Reorganization.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

                                    Signature
                                    ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 7, 2003


                                        /s/ Stephen Feinberg
                                        ----------------------------------------
                                        Stephen Feinberg, on  behalf of Cerberus
                                        Associates,  L.L.C., the general partner
                                        of Cerberus Partners, L.P., and Cerberus
                                        International, Ltd., Cerberus Series Two
                                        Holdings,  LLC   and  Cerberus   America
                                        Series One Holdings, LLC




      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).